Brookfield

2025

Brookfield Renewable Partners L.P.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

As at September 30, 2025 and December 31, 2024

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	September 30, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	15	$1,935	$3,135
Restricted cash	16	156	286
Trade receivables and other current assets	17	2,346	2,124
Financial instrument assets	5	244	368
Due from related parties	20	1,049	873
Assets held for sale	4	6,269	2,049
		11,999	8,835
Financial instrument assets	5	3,062	3,054
Equity-accounted investments	14	4,264	2,740
Property, plant and equipment, at fair value	8	71,551	73,475
Goodwill	13	5,867	5,434
Deferred income tax assets		482	330
Other long-term assets		1,078	941
Total Assets		$98,303	$94,809
Liabilities
Current liabilities
Accounts payable and accrued liabilities	18	$2,187	$2,104
Financial instrument liabilities	5	972	636
Due to related parties	20	6,834	4,855
Corporate borrowings	9	627	709
Non-recourse borrowings	9	6,121	5,005
Provisions		94	220
Liabilities directly associated with assets held for sale	4	3,778	1,036
		20,613	14,565
Financial instrument liabilities	5	2,767	2,790
Corporate borrowings	9	3,443	3,093
Non-recourse borrowings	9	25,734	25,583
Deferred income tax liabilities		8,803	8,439
Provisions		1,053	1,215
Due to related parties	20	1,053	592
Other long-term liabilities		1,993	2,076
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	10	23,616	26,168
General partnership interest in a holding subsidiary held by Brookfield	10	44	50
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	10	2,145	2,457
BEPC exchangeable shares and class A.2 exchangeable shares	10	1,981	2,269
Preferred equity	10	555	537
Perpetual subordinated notes	10	737	737
Preferred limited partners' equity	11	634	634
Limited partners' equity	12	3,132	3,604
Total Equity		32,844	36,456
Total Liabilities and Equity		$98,303	$94,809
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

UNAUDITED (MILLIONS, EXCEPT PER UNIT INFORMATION)		Three months ended September 30		Nine months ended September 30
	Notes	2025	2024	2025	2024
Revenues	20	$1,596	$1,470	$4,868	$4,444
Other income		319	155	551	251
Direct operating costs(1)		(721)	(623)	(2,095)	(1,875)
Management service costs	20	(57)	(59)	(162)	(157)
Interest expense	9	(586)	(514)	(1,819)	(1,479)
Share of loss from equity-accounted investments	14	(10)	(12)	(83)	(70)
Foreign exchange and financial instruments gain	5	66	186	570	422
Depreciation	8	(611)	(514)	(1,803)	(1,533)
Other		(20)	(137)	(342)	(176)
Income tax recovery (expense)
Current	7	—	38	57	(6)
Deferred	7	66	(29)	292	(18)
		66	9	349	(24)
Net income (loss)		$42	$(39)	$34	$(197)
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	10	$135	$116	$385	$182
General partnership interest in a holding subsidiary held by Brookfield	10	35	30	105	93
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	10	(46)	(62)	(158)	(161)
BEPC exchangeable shares and class A.2 exchangeable shares	10	(43)	(57)	(146)	(149)
Preferred equity	10	8	7	22	20
Perpetual subordinated notes	10	10	10	30	27
Preferred limited partners' equity	11	9	9	26	29
Limited partners' equity	12	(66)	(92)	(230)	(238)
		$42	$(39)	$34	$(197)
Basic and diluted loss per LP unit		$(0.23)	$(0.32)	$(0.81)	$(0.83)
(1)Direct operating costs exclude depreciation expense disclosed below.
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

UNAUDITED (MILLIONS)		Three months ended September 30		Nine months ended September 30
	Notes	2025	2024	2025	2024
Net income (loss)		$42	$(39)	$34	$(197)
Other comprehensive income (loss) that will not be reclassified to net income (loss)
Revaluations of property, plant and equipment	8	(20)	—	89	(121)
Actuarial gains on defined benefit plans		7	3	10	7
Deferred income tax recovery (expense) on above items		34	1	(85)	(2)
Unrealized (loss) gain on investments in equity securities	5	—	(5)	1	(6)
Equity-accounted investments	14	(1)	6	11	9
Total items that will not be reclassified to net income (loss)		20	5	26	(113)
Other comprehensive income (loss) that may be reclassified to net income
Foreign currency translation		280	132	1,441	(806)
(Losses) gains arising during the period on financial instruments designated as cash-flow hedges	5	(203)	173	(180)	(89)
Unrealized (loss) gain on foreign exchange swaps – net investment hedge	5	(94)	(101)	(564)	45
Reclassification adjustments for amounts recognized in net income (loss)	5	77	(49)	79	(111)
Deferred income tax recovery on above items		11	6	29	37
Equity-accounted investments	14	(17)	65	21	44
Total items that may be reclassified subsequently to net income (loss)		54	226	826	(880)
Other comprehensive income (loss)		74	231	852	(993)
Comprehensive income (loss)		$116	$192	$886	$(1,190)
Comprehensive income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	10	$293	$298	$971	$(462)
General partnership interest in a holding subsidiary held by Brookfield	10	34	30	106	91
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	10	(67)	(50)	(85)	(260)
BEPC exchangeable shares and class A.2 exchangeable shares	10	(62)	(45)	(79)	(240)
Preferred equity	10	(5)	13	40	8
Perpetual subordinated notes	10	10	10	30	27
Preferred limited partners' equity	11	9	9	26	29
Limited partners' equity	12	(96)	(73)	(123)	(383)
		$116	$192	$886	$(1,190)
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares and class A.2 exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at June 30, 2025	$(3,119)	$(777)	$7,230	$4	$(10)	$—	$3,328	$634	$568	$737	$2,106	$23,627	$47	$2,280	$33,327
Net (loss) income	(66)	—	—	—	—	—	(66)	9	8	10	(43)	135	35	(46)	42
Other comprehensive income (loss)	—	15	(27)	1	(19)	—	(30)	—	(13)	—	(19)	158	(1)	(21)	74
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	325	—	—	325
Return of capital	—	—	—	—	—	—	—	—	—	—	—	(93)	—	—	(93)
Disposal (Note 3)	5	—	(5)	—	—	—	—	—	—	—	—	(408)	—	—	(408)
Distributions or dividends declared	(106)	—	—	—	—	—	(106)	(9)	(8)	(10)	(67)	(198)	(37)	(73)	(508)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	—	—	2
Other	—	1	3	—	—	—	4	—	—	—	4	70	—	5	83
Change in period	(165)	16	(29)	1	(19)	—	(196)	—	(13)	—	(125)	(11)	(3)	(135)	(483)
Balance, as at September 30, 2025	$(3,284)	$(761)	$7,201	$5	$(29)	$—	$3,132	$634	$555	$737	$1,981	$23,616	$44	$2,145	$32,844

Balance, as at June 30, 2024	$(2,487)	$(813)	$6,704	$2	$8	$1	$3,415	$634	$565	$738	$2,152	$18,099	$48	$2,330	$27,981
Net (loss) income	(92)	—	—	—	—	—	(92)	9	7	10	(57)	116	30	(62)	(39)
Other comprehensive income (loss)	—	22	1	2	(4)	(2)	19	—	6	—	12	182	—	12	231
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	313	—	—	313
Return of capital	—	—	—	—	—	—	—	—	—	—	—	(54)	—	—	(54)
Disposal	—	—	—	—	—	—	—	—	—	—	—	(39)	—	—	(39)
Distributions or dividends declared	(101)	—	—	—	—	—	(101)	(9)	(7)	(10)	(64)	(143)	(33)	(69)	(436)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	—	—	2
Other	(2)	—	—	(1)	1	—	(2)	—	—	—	(1)	(3)	—	—	(6)
Change in period	(193)	22	1	1	(3)	(2)	(174)	—	6	—	(110)	372	(3)	(119)	(28)
Balance, as at September 30, 2024	$(2,680)	$(791)	$6,705	$3	$5	$(1)	$3,241	$634	$571	$738	$2,042	$18,471	$45	$2,211	$27,953
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED NINE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares and class A.2 exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2024	$(2,774)	$(859)	$7,237	$4	$(4)	$—	$3,604	$634	$537	$737	$2,269	$26,168	$50	$2,457	$36,456
Net (loss) income	(230)	—	—	—	—	—	(230)	26	22	30	(146)	385	105	(158)	34
Other comprehensive income (loss)	—	94	36	2	(26)	1	107	—	18	—	67	586	1	73	852
Equity repurchased for cancellation (Note 12)	(34)	—	—	—	—	—	(34)	—	—	—	—	—	—	—	(34)
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	2,154	—	—	2,154
Return of capital	—	—	—	—	—	—	—	—	—	—	—	(555)	—	—	(555)
Acquisition	—	—	—	—	—	—	—	—	—	—	—	(3,166)	—	—	(3,166)
Disposals (Note 3)	55	—	(55)	—	—	—	—	—	—	—	—	(1,002)	—	—	(1,002)
Distributions or dividends declared	(320)	—	—	—	—	—	(320)	(26)	(22)	(30)	(202)	(958)	(113)	(220)	(1,891)
Distribution reinvestment plan	5	—	—	—	—	—	5	—	—	—	—	—	—	—	5
Other	14	4	(17)	(1)	1	(1)	—	—	—	—	(7)	4	1	(7)	(9)
Change in period	(510)	98	(36)	1	(25)	—	(472)	—	18	—	(288)	(2,552)	(6)	(312)	(3,612)
Balance, as at September 30, 2025	$(3,284)	$(761)	$7,201	$5	$(29)	$—	$3,132	$634	$555	$737	$1,981	$23,616	$44	$2,145	$32,844

Balance, as at December 31, 2023	$(2,118)	$(701)	$6,743	$2	$36	$1	$3,963	$760	$583	$592	$2,479	$18,863	$55	$2,684	$29,979
Net (loss) income	(238)	—	—	—	—	—	(238)	29	20	27	(149)	182	93	(161)	(197)
Other comprehensive (loss) income	—	(93)	(21)	2	(31)	(2)	(145)	—	(12)	—	(91)	(644)	(2)	(99)	(993)
Equity issuance	—	—	—	—	—	—	—	—	—	146	—	—	—	—	146
Equity repurchased for cancellation	(52)	—	—	—	—	—	(52)	—	—	—	—	—	—	—	(52)
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	824	—	—	824
Return of capital	—	—	—	—	—	—	—	—	—	—	—	(221)	—	—	(221)
Redemption of Preferred LP Units	—	—	—	—	—	—	—	(131)	—	—	—	—	—	—	(131)
Disposal	3	—	(3)	—	—	—	—	—	—	—	—	(76)	—	—	(76)
Distributions or dividends declared	(305)	—	—	—	—	—	(305)	(29)	(20)	(27)	(193)	(494)	(100)	(208)	(1,376)
Distribution reinvestment plan	6	—	—	—	—	—	6	—	—	—	—	—	—	—	6
Other	24	3	(14)	(1)	—	—	12	5	—	—	(4)	37	(1)	(5)	44
Change in period	(562)	(90)	(38)	1	(31)	(2)	(722)	(126)	(12)	146	(437)	(392)	(10)	(473)	(2,026)
Balance, as at September 30, 2024	$(2,680)	$(791)	$6,705	$3	$5	$(1)	$3,241	$634	$571	$738	$2,042	$18,471	$45	$2,211	$27,953
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The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended September 30		Nine months ended September 30
(MILLIONS)	Notes	2025	2024	2025	2024
Operating activities
Net income (loss)		$42	$(39)	$34	$(197)
Adjustments for the following non-cash items:
Depreciation	8	611	514	1,803	1,533
Unrealized foreign exchange and financial instruments gain	5	(89)	(211)	(578)	(450)
Share of loss from equity-accounted investments	14	10	12	83	70
Deferred income tax (recovery) expense	7	(66)	29	(292)	18
Other non-cash items		(134)	70	41	163
Dividends received from equity-accounted investments	14	36	4	100	12
		410	379	1,191	1,149
Changes in due to or from related parties	20	40	14	226	98
Net change in working capital balances		(64)	105	(265)	(194)
		386	498	1,152	1,053
Financing activities
Proceeds from medium term notes	9	—	289	307	586
Proceeds from hybrid notes	9	—	—	184	—
Repayment of medium term notes	9	—	—	(291)	—
Corporate credit facilities, net	9	(169)	(200)	(240)	100
Commercial paper, net	9	(238)	137	197	693
Proceeds from non-recourse borrowings	9,20	3,531	2,226	10,658	6,265
Repayment of non-recourse borrowings	9,20	(1,432)	(1,791)	(6,698)	(5,996)
Capital contributions from participating non-controlling interests – in operating subsidiaries	10	55	292	1,884	784
Capital repaid to participating non-controlling interests – in operating subsidiaries	10	(93)	(56)	(555)	(259)
Issuance of equity instruments and related costs	10,12	—	—	—	146
Redemption and repurchase of equity instruments	11,12	—	—	(34)	(183)
Distributions paid:
To participating non-controlling interests – in operating subsidiaries, preferred shareholders, preferred limited partners unitholders, and perpetual subordinate notes	10,11	(221)	(169)	(1,032)	(570)
To unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation	10,12	(287)	(267)	(851)	(798)
Inflows from related parties	20	(217)	226	5,253	1,575
Outflows to related parties	20	(22)	(115)	(3,127)	(442)
		907	572	5,655	1,901
Investing activities
Acquisitions, net of cash and cash equivalents, in acquired entity	2	—	(98)	(4,429)	(109)
Investment in property, plant and equipment	8	(1,755)	(918)	(4,779)	(2,578)
Investment in equity-accounted investments	14	(90)	(27)	(146)	(99)
Proceeds from disposal of assets, net of cash and cash equivalents disposed	3	783	66	1,313	256
Purchases of financial assets	5	(70)	(63)	(167)	(322)
Proceeds from financial assets	5	1	88	347	181
Restricted cash and other		(51)	(58)	(178)	(68)
		(1,182)	(1,010)	(8,039)	(2,739)
Cash and cash equivalents
Increase (decrease)		111	60	(1,232)	215
Foreign exchange gain (loss) on cash		—	16	121	(28)
Net change in cash classified within assets held for sale		(83)	(46)	(89)	(62)
Balance, beginning of period		1,907	1,236	3,135	1,141
Balance, end of period		$1,935	$1,266	$1,935	$1,266
Supplemental cash flow information:
Interest paid		$500	$459	$1,664	$1,403
Interest received		$16	$29	$69	$82
Income taxes paid (recovered)		$32	$(1)	$95	$69
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power and sustainable solution assets primarily in North America, South America, Europe and Asia–Pacific (“APAC”).
Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities, including Brookfield Renewable Corporation (“BEPC”). Unless the context indicates or requires otherwise, the term “the partnership” means Brookfield Renewable Partners L.P. and its controlled entities, excluding BEPC.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Asset Management Ltd (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in these financial statements. The term “Brookfield Holders” means Brookfield, Brookfield Wealth Solutions (formerly Brookfield Reinsurance) and their related parties. The term “private fund managed by BAM” means a private fund managed by Brookfield Asset Management and its subsidiaries.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield Holders, class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of BEPC held by public shareholders and Brookfield Wealth Solutions, class A.2 exchangeable shares (“class A.2 exchangeable shares”) of Brookfield Renewable Holdings Corporation (“BRHC”) held by Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011 as thereafter amended from time to time.
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.
The LP units are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 7, Series 13, and Series 18 preferred limited partners’ equity are traded under the symbols “BEP.PR.G”, “BEP.PR.M”, and “BEP.PR.R”, respectively, on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 17 preferred limited partners’ equity is traded under the symbol “BEP.PR.A” on the New York Stock
Exchange. The perpetual subordinated notes are traded under the symbol “BEPH”, “BEPI”, and “BEPJ” on the New York Stock Exchange.
The BEPC exchangeable shares are traded under the symbol “BEPC” on the New York Stock Exchange and the Toronto Stock Exchange.

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

1. BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICY INFORMATION
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) Accounting Standards, as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2024 audited consolidated financial statements. The interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2024 audited consolidated financial statements.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on November 5, 2025.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, £, R$, COP, INR, CNY, KRW and A$ are to United States (“U.S.”) dollars, Canadian dollars, Euros, British pound, Brazilian reais, Colombian pesos, Indian rupees, Chinese yuan, South Korean won and Australian dollars, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of preparation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c) Consolidation
These consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the interim consolidated statements of financial position.
(d) Future changes in accounting policies
IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Brookfield Renewable is currently assessing the impact of this standard on its presentation and disclosures.
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
The amendments clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent features, and adds new or amended disclosures relating to investments in equity instruments designated at Fair Value through Other Comprehensive Income “FVOCI” and financial instruments with contingent features. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. Brookfield Renewable is currently assessing the impacts of these amendments.

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Contracts Referencing Nature-Dependent Electricity
The amendments apply only to contracts referencing nature-dependent electricity and clarify the application of the “own-use” requirements, the use of hedge accounting, and adds new disclosure requirements around the effect of these contracts on the partnership’s financial performance and cash flows. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. Brookfield Renewable is currently assessing the impacts of these amendments.
There are currently no other future changes to IFRS Accounting Standards with a potential material impact on Brookfield Renewable.
2. ACQUISITIONS
Neoen
In December 2024, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 53% controlling stake in Neoen, a leading global renewables developer headquartered in France for proceeds of €3.2 billion ($3.4 billion) (expected €258 million ($269 million) net to Brookfield Renewable) (the “Initial Investment”). Neoen has 8 GW of operating and in construction renewable power and energy storage assets, as well as a 20 GW development pipeline. Following the closing of the Initial Investment, the consortium was required to conduct a mandatory cash tender offer (“MTO”) for the remaining shares and convertible bonds of Neoen at the same price per share paid for its 53% controlling interest.
In January 2025, Brookfield Renewable, together with its institutional partners acquired an incremental 21,214,001 shares and 1,103,895 convertible bonds of Neoen on the open market during the pre-offer period, for €901 million ($926 million) (expected €72 million ($74 million) net to Brookfield Renewable). After giving effect to the pre-offer period purchases, Brookfield Renewable, together with its institutional partners held an approximate 67% interest.
In March 2025, Brookfield Renewable, together with its institutional partners closed the MTO, pursuant to which a total of 46,084,401 shares and 2,578,731 convertible bonds of Neoen were acquired for €2.3 billion ($2.4 billion) (expected €182 million ($194 million) net to Brookfield Renewable). After giving effect to the MTO, Brookfield Renewable, together with its institutional partners held an approximate 98% interest as at March 31, 2025.
In April 2025, Brookfield Renewable, together with its institutional partners, completed a squeeze-out procedure to acquire the Neoen shares not tendered in the offer resulting in the delisting of Neoen on the Euronext Paris. After giving effect to the squeeze-out procedure, Brookfield Renewable, together with its institutional partners. hold a 100% interest as at June 30, 2025.
Total transaction costs pertaining to the acquisition, including stamp duties from achieving prescribed ownership thresholds in certain jurisdictions Neoen operates, have totaled $135 million of which $125 million were incurred during 2025. These costs have been recognized in Other in the consolidated statements of income (loss).
U.S. Renewables Portfolio
On May 29, 2025, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 100% interest in a fully integrated developer and operator of renewable power assets in the U.S. for $1.4 billion ($299 million net to Brookfield Renewable). The total transaction costs related to the acquisition is $10 million and have been classified under Other in the consolidated statements of income (loss) in the second quarter of 2025.

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

The preliminary purchase price allocation at fair value, as at September 30, 2025, with respect to the U.S. Renewables Portfolio is as follows:

(MILLIONS)	U.S. Renewables Portfolio(1)
Cash and cash equivalents	$84
Trade receivables and other current assets	4
Property, plant and equipment, at fair value	502
Financial instrument assets(1)	112
Equity-accounted investments	929
Due from related parties	507
Other long-term assets	136
Accounts payable and accrued liabilities	(220)
Financial instrument liabilities(1)	(36)
Non-recourse borrowings(1)	(652)
Provisions	(19)
Other long-term liabilities	(2)
Fair value of net assets acquired	1,345
Goodwill	73
Total fair value of net assets acquired including goodwill	$1,418
(1)Includes both current and long-term amounts.

Completed in 2024
The following investments were accounted for using the acquisition method by Brookfield Renewable, and the results of operations have been included in the audited annual consolidated financial statements since the date of acquisition.
India Wind Portfolio
On July 5, 2024, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 74% (15% net to Brookfield Renewable) interest in a leading wind-focused commercial and industrial renewable business in India, with 524 MW of operating assets and a 2.75 GW development pipeline. During the second quarter of 2025, the purchase price allocation was finalized with no material changes from the purchase price allocation as at December 31, 2024 as disclosed in the 2024 annual report.
South Korea Distributed Generation Portfolio
On July 22, 2024, Brookfield Renewable, together with its institutional partners, completed the acquisition of a fully integrated distributed generation focused renewable platform in South Korea, with 103 MW of operating and under construction assets and a 2.2 GW development pipeline. During the second quarter of 2025, the purchase price allocation was finalized with no material changes from the purchase price allocation as at December 31, 2024 as disclosed in the 2024 annual report.

3. DISPOSAL OF ASSETS
On January 15, 2025, Brookfield Renewable, together with its institutional partners, received approximately 540 MW of distributed generation assets from its joint venture in a 1,020 MW distributed generation portfolio in China resulting in a reduction of our equity-accounted investment. Brookfield Renewable accounted for the distributed generation assets received as an asset acquisition as they do not constitute a business combination under IFRS 3. The dissolution of the joint venture is expected to occur during 2025. Refer to Note 8 - Property, plant and equipment for more details.
On February 28, 2025 and April 23, 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 1,004 MW portfolio of wind and solar assets in India for proceeds of approximately INR16.5 billion ($188 million) (INR4.6 billion ($52 million) net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $566 million of total assets and $378 million of total liabilities from the consolidated statements of financial position. As a result of the disposition, accumulated other comprehensive income on foreign currency translation of $20 million ($6 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to Other in the consolidated statements of income (loss). Transaction costs and taxes of

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

$8 million ($2 million net to Brookfield Renewable) have been recognized within Other in the consolidated statements of income (loss). Brookfield Renewable’s post-tax portion of the accumulated revaluation surplus of $117 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposal item in the consolidated statements of changes in equity.
On March 25, 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 25% interest in a 2.2 GW pumped storage facility in Europe for proceeds of approximately £280 million ($361 million) (£80 million ($105 million) net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $604 million of total assets and $317 million of total liabilities from the consolidated statements of financial position. This resulted in a gain on disposition, before adjusting items, of $73 million ($22 million net to Brookfield Renewable) recognized within Other income in the consolidated statements of income (loss). Accumulated other comprehensive income on foreign currency translation of $16 million ($5 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to Other income in the consolidated statements of income (loss). Transaction costs of $11 million ($3 million net to Brookfield Renewable) were recognized in the previous year within Other in the consolidated statements of income (loss). As a result of the disposition, Brookfield Renewable’s post-tax portion of the accumulated revaluation surplus of $187 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposal item in the consolidated statements of changes in equity.
On June 4, 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 25% interest in an 845 MW portfolio of wind assets in the United States for proceeds of approximately $206 million ($52 million net to Brookfield Renewable). Upon completion of the sale, Brookfield Renewable no longer exercises control over this investment. As a result of the disposition, Brookfield Renewable derecognized $2.0 billion of total assets and $1.2 billion of total liabilities from the consolidated statements of financial position and recognized its remaining interest at fair value as an equity-accounted investment. This resulted in a loss on disposition, net of transaction costs and ticking fee proceeds, of $8 million ($1 million net to Brookfield Renewable) recognized within Other in the consolidated statements of income (loss). As a result of the disposition, Brookfield Renewable’s post-tax portion of the accumulated revaluation surplus of $95 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposal item in the consolidated statements of changes in equity.
On August 1, 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 650 MW portfolio of operating and under construction wind, solar and battery projects in Australia for proceeds of approximately A$830 million ($533 million) (A$76 million ($49 million) net to Brookfield Renewable). The portfolio was subject to a pre-existing sale and purchase agreement that was entered into prior to Brookfield Renewable acquiring Neoen. As a result of the disposition, Brookfield Renewable derecognized $760 million of total assets and $227 million of total liabilities from the consolidated statements of financial position. Accumulated other comprehensive income on foreign currency translation of $39 million ($4 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to Foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss).
On August 14, 2025, Brookfield Renewable, together with its institutional partners, reconstituted the board of directors of a renewable operating and development platform in India, resulting in Brookfield Renewable no longer exercising control over this platform. The reconstitution of the board of directors was undertaken to facilitate a proposed initial public offering of equity shares by the platform. Brookfield Renewable, together with its institutional partners, have invested $266 million into the platform since its initial investment, acquiring an approximate 48% interest. Following the sale of its 6% interest and the loss of control, Brookfield Renewable derecognized $2,086 million of total assets and $1,423 million of total liabilities and recognized $470 million as the fair value of its remaining 42% the interest in the platform as an equity-accounted investment on the consolidated statements of financial position. As a result, a gain of $217 million was recognized in Other income on the consolidated statement of income (loss). Brookfield Renewable’s post tax portion of the accumulated revaluation surplus of $100 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposal in the consolidated statements of changes in equity. The accumulated other comprehensive income of $88 million ($8 million net to Brookfield Renewable) relating to a non-cash mark-to-market loss on power purchase agreements accounted for in accordance with IFRS 9 and foreign currency translation was reclassified to Foreign exchange and financial instruments gain (loss) in the consolidated statement of income (loss).

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

4. ASSETS HELD FOR SALE
As at September 30, 2025, assets held for sale include the following:
During the fourth quarter of 2024, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 633 MW under construction solar asset in India for proceeds of approximately INR10.6 billion ($120 million) (INR2.7 billion ($30 million) net to Brookfield Renewable). As at September 30, 2025, this asset had post-tax accumulated revaluation surplus of $40 million ($10 million net to Brookfield Renewable) that would be reclassified to equity upon disposition.
During the third quarter of 2025, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 50% interest in a multi-national distributed generation development business with a 200 MW portfolio of operating and under construction assets for proceeds of approximately €57 million ($67 million) (€11 million ($13 million) net to Brookfield Renewable). As at September 30, 2025, this asset had post-tax accumulated revaluation surplus of $17 million ($2 million net to Brookfield Renewable) that would be reclassified to equity upon disposition.
During the third quarter of 2025, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 315 MW portfolio of operating wind assets in Australia for proceeds of approximately A$258 million ($168 million) (A$24 million ($16 million) net to Brookfield Renewable). As at September 30, 2025, these assets had post-tax accumulated revaluation surplus of $116 million ($7 million net to Brookfield Renewable) that is reclassified to equity upon disposition.
During the third quarter of 2025, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 47 MW portfolio of operating hydroelectric assets in the United States for proceeds of approximately $125 million ($51 million net to Brookfield Renewable). As at September 30, 2025, these assets had post-tax accumulated revaluation surplus of $84 million ($32 million net to Brookfield Renewable) that would be reclassified to equity upon disposition.
During the third quarter of 2025, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 100% interest in a 1.5 GW portfolio of operating distributed generation assets and a 47% interest in a 2.3 GW distributed generation development platform in the United States for base proceeds of approximately $1.1 billion ($449 million net to Brookfield Renewable), subject to customary closing adjustments. As at September 30, 2025, these assets had post-tax accumulated revaluation surplus of $320 million ($116 million net to Brookfield Renewable) that would be reclassified to equity upon disposition.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to the sale of an 833 MW portfolio of operating solar assets in the United States for proceeds of approximately $412 million ($115 million net to Brookfield Renewable). As at September 30, 2025, these assets had post-tax accumulated revaluation surplus of $184 million ($46 million net to Brookfield Renewable) that would be reclassified to equity upon disposition.

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

The following is a summary of the major items of assets and liabilities classified as held for sale:

(MILLIONS)	September 30, 2025	December 31, 2024
Assets
Cash and cash equivalents	$89	$48
Restricted cash	43	14
Trade receivables and other current assets	168	51
Financial instrument assets	49	37
Equity-accounted investments	67	421
Property, plant and equipment, at fair value	5,694	1,343
Goodwill	115	—
Deferred income tax assets	—	9
Other long-term assets	44	126
Assets held for sale	$6,269	$2,049
Liabilities
Current liabilities	$143	$57
Non-recourse borrowings	2,837	797
Financial instrument liabilities	99	3
Deferred income tax liabilities	192	131
Provisions	290	10
Other long-term liabilities	217	38
Liabilities directly associated with assets held for sale	$3,778	$1,036

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

5. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.
There have been no other material changes in exposure to the risks Brookfield Renewable is exposed to since the December 31, 2024 audited consolidated financial statements.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

The following table presents Brookfield Renewable's assets and liabilities including energy derivative contracts, power purchase agreements accounted for under IFRS 9, interest rate swaps, foreign exchange swaps and tax equity measured and disclosed at fair value classified by the fair value hierarchy:

	September 30, 2025				December 31, 2024
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$1,935	$—	$—	$1,935	$3,135
Restricted cash(1)	313	—	—	313	463
Financial instrument assets(1)
IFRS 9 PPAs	—	—	316	316	170
Energy derivative contracts	—	81	—	81	71
Interest rate swaps	—	287	—	287	393
Foreign exchange swaps	—	38	—	38	189
Tax equity	—	—	85	85	94
Investments in debt and equity securities(2)	—	43	2,150	2,193	1,939
Property, plant and equipment	—	—	71,551	71,551	73,475
Liabilities measured at fair value:
Financial instrument liabilities(1)
IFRS 9 PPAs	—	(34)	(949)	(983)	(1,025)
Energy derivative contracts	—	(144)	—	(144)	(109)
Interest rate swaps	—	(195)	—	(195)	(109)
Foreign exchange swaps	—	(539)	—	(539)	(58)
Tax equity	—	—	(1,878)	(1,878)	(2,125)
Contingent consideration(1)(3)	—	—	(74)	(74)	(61)
Liabilities for which fair value is disclosed:
Corporate borrowings(1)	(3,469)	(627)	—	(4,096)	(3,801)
Non-recourse borrowings(1)(4)	(2,008)	(30,199)	—	(32,207)	(30,662)
Total	$(3,229)	$(31,289)	$71,201	$36,683	$41,979
(1)Includes both the current amount and long-term amounts.
(2)Excludes $306 million (2024: $566 million) of investments in debt securities measured at amortized cost.
(3)Amount relates to business combinations and asset acquisitions completed between 2022 and 2025 with obligations lapsing from 2025 to 2027.
(4)During the year, $188 million (2024: nil) was transferred from Level 2 to Level 1.

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

Financial instruments disclosures
The aggregate amount of Brookfield Renewable's net financial instrument positions are as follows:

	September 30, 2025			December 31, 2024
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
IFRS 9 PPAs	$316	$983	$(667)	$(855)
Energy derivative contracts	81	144	(63)	(38)
Interest rate swaps	287	195	92	284
Foreign exchange swaps	38	539	(501)	131
Investments in debt and equity securities	2,499	—	2,499	2,505
Tax equity	85	1,878	(1,793)	(2,031)
Total	3,306	3,739	(433)	(4)
Less: current portion	244	972	(728)	(268)
Long-term portion	$3,062	$2,767	$295	$264
(a)   Energy derivative contracts and IFRS 9 PPAs
Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable's interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(b)   Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(c)   Foreign exchange swaps
Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
(d)   Tax equity
Brookfield Renewable owns and operates certain projects in the United States under tax equity structures to finance the construction of utility-scale solar, and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position.
Gains or losses on the tax equity liabilities are recognized within the foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss).
(e)   Investments in debt and equity securities
Brookfield Renewable's investments in debt and equity securities are classified as FVPL, FVOCI and amortized cost.

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

The following table reflects the gains (losses) included in Foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss) for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2025	2024	2025	2024
Energy derivative contracts	$8	$16	$31	$13
IFRS 9 PPAs	(119)	44	(93)	45
Investment in debt and equity securities	58	22	122	69
Interest rate swaps	(3)	1	(21)	27
Foreign exchange swaps	20	(2)	(205)	22
Tax equity	132	133	346	274
Foreign exchange (loss) gain	(30)	(28)	390	(28)
	$66	$186	$570	$422
The following table reflects the gains (losses) included in other comprehensive income in the consolidated statements of comprehensive income (loss) for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2025	2024	2025	2024
Energy derivative contracts	$12	$13	$4	$26
IFRS 9 PPAs	(245)	261	(111)	(87)
Interest rate swaps	28	(102)	(78)	(30)
Foreign exchange swaps	2	1	5	2
	(203)	173	(180)	(89)
Foreign exchange swaps – net investment	(94)	(101)	(564)	45
Investments in debt and equity securities	—	(5)	1	(6)
	$(297)	$67	$(743)	$(50)
The following table reflects the reclassification adjustments recognized in net income (loss) in the consolidated statements of comprehensive income (loss) for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2025	2024	2025	2024
Energy derivative contracts	$(13)	$(48)	$(6)	$(106)
IFRS 9 PPAs	102	—	109	—
Interest rate swaps	(10)	(1)	(24)	(5)
Foreign exchange swaps	(2)	—	—	—
	$77	$(49)	$79	$(111)
6. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Brookfield Renewable operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy and storage (distributed generation, pumped storage and battery energy storage systems), 5) sustainable solutions (renewable natural gas, carbon capture and storage, recycling, cogeneration, biomass, nuclear services, eFuels and power transformation), and 6) corporate - with hydroelectric further segmented by geography (i.e., North America, Colombia, and Brazil). This best reflects the way in which the CODM reviews results of the company.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

(holders of the GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and LP units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, current income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items , and (3) other income includes but is not limited to our proportionate share of settled foreign currency and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects credits and realized disposition gains on non-core assets and on recently developed assets that we have monetized to reflect the economic value created from our development activities as we design, build and commercialize new renewable energy capacity and sell these assets to lower cost of capital buyers which may not otherwise be reflected in our consolidated statements of income.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and material accounting policy information. Brookfield Renewable analyzes the performance of its operating segments based on Funds From Operations. Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”).
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business, and including monetization of tax attributes at certain development projects. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Funds From Operations in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended September 30, 2025:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non-controlling interests and other	As per IFRS financials(1)
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$224	$48	$73	$116	$174	$68	$123	$—	$826	$(208)	$978	$1,596
Other income	19	2	—	29	35	57	21	24	187	(32)	164	319
Direct operating costs	(116)	(18)	(27)	(56)	(37)	(24)	(97)	(9)	(384)	127	(464)	(721)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	113	5	118
	127	32	46	89	172	101	47	15	629	—	683
Management service costs	—	—	—	—	—	—	—	(57)	(57)	—	—	(57)
Interest expense	(66)	(2)	(17)	(39)	(38)	(11)	(8)	(52)	(233)	27	(380)	(586)
Current income tax expense (recovery)	(1)	(1)	1	(3)	(4)	(1)	(1)	—	(10)	2	8	—
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(9)	(9)	—	—	(9)
Preferred equity	—	—	—	—	—	—	—	(8)	(8)	—	—	(8)
Perpetual subordinated notes	—	—	—	—	—	—	—	(10)	(10)	—	—	(10)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	(29)	(5)	(34)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(306)	(306)
Funds From Operations	60	29	30	47	130	89	38	(121)	302	—	—
Depreciation												(611)
Foreign exchange and financial instrument gain												66
Deferred income tax recovery												66
Other												(20)
Share of loss from equity-accounted investments												(94)
Net income attributable to non-controlling interests												171
Net loss attributable to Unitholders(2)												$(120)
(1)Share of loss from equity-accounted investments of $10 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of loss lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $135 million is comprised of amounts found on share of Funds From Operations attributable to non-controlling interests and Net income (loss) attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended September 30, 2024:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non- controlling interests and other	As per IFRS financials(1)
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable Solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$208	$48	$87	$133	$145	$64	$119	$—	$804	$(189)	$855	$1,470
Other income	4	2	1	31	41	54	8	2	143	(34)	46	155
Direct operating costs	(96)	(17)	(38)	(55)	(28)	(23)	(95)	(9)	(361)	127	(389)	(623)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	96	—	96
	116	33	50	109	158	95	32	(7)	586	—	512
Management service costs	—	—	—	—	—	—	—	(59)	(59)	—	—	(59)
Interest expense	(70)	(3)	(20)	(34)	(30)	(10)	(5)	(48)	(220)	23	(317)	(514)
Current income tax expense (recovery)	(2)	(2)	(6)	5	(1)	—	3	—	(3)	(1)	42	38
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(9)	(9)	—	—	(9)
Preferred equity	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Perpetual subordinated notes	—	—	—	—	—	—	—	(10)	(10)	—	—	(10)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	(22)	—	(22)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(237)	(237)
Funds From Operations	44	28	24	80	127	85	30	(140)	278	—	—
Depreciation												(514)
Foreign exchange and financial instrument gain												186
Deferred income tax expense												(29)
Other												(137)
Share of loss from equity-accounted investments												(86)
Net income attributable to non-controlling interests												121
Net loss attributable to Unitholders(2)												$(181)
(1)Share of loss from equity-accounted investments of $12 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of loss lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $116 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the nine months ended September 30, 2025:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non- controlling interests and other	As per IFRS financials(1)
	Hydroelectric			Wind	Utility-scale solar	Distributed generation & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$856	$148	$211	$427	$396	$188	$431	$—	$2,657	$(699)	$2,910	$4,868
Other income	42	7	1	94	114	161	48	38	505	(130)	176	551
Direct operating costs	(372)	(50)	(76)	(177)	(108)	(69)	(325)	(31)	(1,208)	420	(1,307)	(2,095)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	409	15	424
	526	105	136	344	402	280	154	7	1,954	—	1,794
Management service costs	—	—	—	—	—	—	—	(162)	(162)	—	—	(162)
Interest expense	(201)	(8)	(56)	(119)	(101)	(31)	(24)	(146)	(686)	72	(1,205)	(1,819)
Current income tax expense	(4)	(5)	(6)	(8)	(8)	(2)	(6)	(1)	(40)	11	86	57
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Preferred equity	—	—	—	—	—	—	—	(22)	(22)	—	—	(22)
Perpetual subordinated notes	—	—	—	—	—	—	—	(30)	(30)	—	—	(30)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	(83)	(15)	(98)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(660)	(660)
Funds From Operations	321	92	74	217	293	247	124	(380)	988	—	—
Depreciation												(1,803)
Foreign exchange and financial instrument gain												570
Deferred income tax recovery												292
Other												(342)
Share of loss from equity-accounted investments												(409)
Net income attributable to non-controlling interests												275
Net loss attributable to Unitholders(2)												$(429)
(1)Share of loss from equity-accounted investments of $83 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of loss lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $385 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the nine months ended September 30, 2024:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non- controlling interests and other	As per IFRS financials(1)
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$767	$160	$238	$457	$358	$177	$352	$—	$2,509	$(540)	$2,475	$4,444
Other income	20	4	2	82	99	80	50	56	393	(65)	(77)	251
Direct operating costs	(300)	(54)	(114)	(173)	(92)	(65)	(284)	(30)	(1,112)	369	(1,132)	(1,875)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	236	—	236
	487	110	126	366	365	192	118	26	1,790	—	1,266
Management service costs	—	—	—	—	—	—	—	(157)	(157)	—	—	(157)
Interest expense	(204)	(11)	(63)	(94)	(86)	(27)	(14)	(122)	(621)	45	(903)	(1,479)
Current income tax expense (recovery)	(5)	(5)	(10)	(2)	—	(2)	1	—	(23)	4	13	(6)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(29)	(29)	—	—	(29)
Preferred equity	—	—	—	—	—	—	—	(20)	(20)	—	—	(20)
Perpetual subordinated notes	—	—	—	—	—	—	—	(27)	(27)	—	—	(27)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	(49)	—	(49)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(376)	(376)
Funds From Operations	278	94	53	270	279	163	105	(329)	913	—	—
Depreciation												(1,533)
Foreign exchange and financial instrument gain												422
Deferred income tax expense												(18)
Other												(176)
Share of loss from equity-accounted investments												(257)
Net income attributable to non-controlling interests												194
Net loss attributable to Unitholders(2)												$(455)
(1)Share of loss from equity-accounted investments of $70 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of loss lines. Net income attributable to participating non-controlling interests– in operating subsidiaries of $182 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

The following table provides information on each segment's statement of financial position in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of financial position by aggregating the components comprising from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
As at September 30, 2025
Cash and cash equivalents	$106	$77	$16	$175	$220	$53	$61	$5	$713	$(125)	$1,347	$1,935
Property, plant and equipment	14,850	1,392	3,257	6,049	4,377	1,276	761	—	31,962	(2,522)	42,111	71,551
Total assets	15,883	1,658	3,586	7,669	6,222	3,190	2,337	89	40,634	(2,806)	60,475	98,303
Total liabilities	10,249	535	2,077	5,753	4,665	2,134	1,089	4,854	31,356	(2,806)	36,909	65,459
As at December 31, 2024
Cash and cash equivalents	$55	$52	$24	$453	$151	$70	$56	$5	$866	$(112)	$2,381	$3,135
Property, plant and equipment	14,669	1,238	2,801	5,255	3,784	2,558	644	—	30,949	(1,831)	44,357	73,475
Total assets	15,653	1,452	3,184	7,081	4,894	3,313	2,106	95	37,778	(2,272)	59,303	94,809
Total liabilities	9,187	460	1,725	5,617	3,393	1,992	934	4,157	27,465	(2,272)	33,160	58,353

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

Geographical Information
The following table presents consolidated revenue split by reportable segment for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2025	2024	2025	2024
Hydroelectric
North America	$274	$238	$987	$891
Brazil	49	55	155	180
Colombia	323	385	932	1,046
	646	678	2,074	2,117
Wind	331	391	1,208	1,237
Utility-scale solar	394	283	1,030	771
Distributed energy & storage	220	103	551	293
Sustainable solutions	5	15	5	26
Total	$1,596	$1,470	$4,868	$4,444
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geography region:

(MILLIONS)	September 30, 2025	December 31, 2024
United States	$34,061	$37,931
Colombia	14,051	12,431
Canada	7,548	7,116
Brazil	5,007	4,319
Europe	6,817	5,976
Asia–Pacific	7,586	7,550
Other	745	892
	$75,815	$76,215

7. INCOME TAXES
Brookfield Renewable's effective income tax rate was 275.0% and 110.8% for the three and nine months ended September 30, 2025 (2024: 18.8% and (13.9)%). The effective tax rate is different than the statutory rate primarily due to investment and production tax credits, net tax recovery associated with the reorganization of certain assets, unrealized foreign exchange gains, non-controlling interest income not subject to tax, changes in tax assets not recognized, and rate differentials.
The partnership operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. The partnership has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the three and nine months ended September 30, 2025. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of the partnership.

During the second quarter of 2025, Neoen’s organizational structure was simplified following privatization. This reorganization led to the forfeiture of certain tax losses and a concurrent rebasing of certain assets for tax purposes which resulted in a current tax expense of $47 million and deferred income tax recovery of $161 million in the second quarter of 2025. Brookfield Renewable’s effective income tax rate for the nine months ended September 30, 2025, before considering the simplification of Neoen’s organizational structure was 74.6%.

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

8. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric	Wind	Solar	Other(1)	Total(2)(3)
Property, plant and equipment, at fair value
As at December 31, 2024	$32,899	$17,832	$15,191	$996	$66,918
Additions	15	181	416	57	669
Transfer from construction work-in-progress	31	802	1,695	1,215	3,743
Acquisitions through business combinations	—	—	40	—	40
Disposals(4)	—	(2,495)	(641)	—	(3,136)
Transfer to assets held for sale	(141)	(531)	(3,815)	(11)	(4,498)
Items recognized through OCI:
Change in fair value	(102)	173	(92)	3	(18)
Foreign exchange	1,939	626	576	63	3,204
Items recognized through net income:
Change in fair value	—	(3)	(101)	1	(103)
Depreciation	(481)	(663)	(579)	(80)	(1,803)
As at September 30, 2025	$34,160	$15,922	$12,690	$2,244	$65,016

Construction work-in-progress
As at December 31, 2024	$299	$2,107	$3,264	$887	$6,557
Additions	126	978	2,662	650	4,416
Transfer to property, plant and equipment	(31)	(802)	(1,695)	(1,215)	(3,743)
Acquisitions through business combinations	—	—	462	—	462
Disposals(4)	—	(156)	(191)	—	(347)
Transfer to assets held for sale	—	—	(1,161)	—	(1,161)
Items recognized through OCI:
Change in fair value	—	36	71	—	107
Foreign exchange	8	50	98	88	244
As at September 30, 2025	$402	$2,213	$3,510	$410	$6,535
Total property, plant and equipment, at fair value
As at December 31, 2024(2)(3)	$33,198	$19,939	$18,455	$1,883	$73,475
As at September 30, 2025(2)(3)	$34,562	$18,135	$16,200	$2,654	$71,551
(1)Includes biomass, cogeneration, and battery storage.
(2)Includes right-of-use assets not subject to revaluation of $48 million (2024: $49 million) in hydroelectric, $392 million (2024: $427 million) in wind, $591 million (2024: $637 million) in solar, and $19 million (2024: $3 million) in other.
(3)Includes land not subject to revaluation of $207 million (2024: $204 million) in hydroelectric, $44 million (2024: $61 million) in wind, $173 million (2024: $167 million) in solar, and $3 million (2024: $2 million) in other.
(4)Includes the derecognition of a renewable operating and development platform in India. Refer to Note 3 - Disposal of assets for more details.

During the second quarter of 2025, Brookfield Renewable, alongside institutional investors, entered into the following transactions which directly related to the property, plant and equipment of its hydroelectric business:
•Signed a Hydro Framework Agreement with Google to contract up to 3,000 MW of capacity from its U.S. hydroelectric facilities by the end of 2032;
•Reached agreements to sell two 25% interests in a U.S. hydroelectric portfolio; and
•Agreed to acquire up to an incremental 15% ownership in its Colombia hydroelectric business, Isagen S.A. E.S.P.

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

As a result of the transactions, Brookfield Renewable completed a revaluation assessment of the carrying value of the property, plant and equipment of its hydroelectric business as at June 30, 2025. Also included in this assessment were hydroelectric assets that are accounted for as equity investments. Refer to Note 14 - Equity-accounted investments for the amounts recognized through other comprehensive income. The assessment determined that the carrying value of the property, plant and equipment approximated fair value as at June 30, 2025, taking into account the aforementioned transactions. Accordingly, the assessment resulted in a nominal impact to the carrying value of the property, plant and equipment of Brookfield Renewable’s hydroelectric business.

During the period, Brookfield Renewable, together with its institutional partners, completed the acquisitions of the following investments. They are accounted for as asset acquisitions as they do not constitute business combinations under IFRS 3:

Region	Technology	Capacity	Amount recognized in Property, Plant and Equipment	Brookfield Renewable Economic Interest
China	Distributed energy & storage	540 MW	$269 million	25%
U.S.	Utility-scale solar	300 MW	$66 million	20%
U.S.	Various	725 MW	$47 million	58%
U.S.	Distributed energy & storage	77 MW	$42 million	20%
U.S.	Distributed energy & storage	76 MW	$33 million	25%
U.S.	Utility-scale solar	177 MW	$23 million	20%
South Korea	Utility-scale solar	39 MW	$23 million	28%
U.K.	Wind	28 MW	$21 million	26%
China	Wind	90 MW	$19 million	20%

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

9. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings is presented in the following table:

	September 30, 2025				December 31, 2024
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	N/A	5	$—	$—	5.6	5	$240	$240
Commercial paper	4.6	<1	627	627	5.0	<1	431	431
Medium Term Notes:
Series 4 (C$150)	5.8	11	108	120	5.8	12	104	115
Series 9 (C$400)	—	—	—	—	3.8	<1	278	278
Series 10 (C$500)	3.6	1	359	361	3.6	2	348	349
Series 11 (C$475)	4.3	3	341	351	4.3	4	330	336
Series 12 (C$475)	3.4	4	341	341	3.4	5	330	324
Series 13 (C$300)	4.3	24	216	190	4.3	25	209	186
Series 14 (C$425)	3.3	25	305	228	3.3	26	296	222
Series 15 (C$400)(1)	5.9	7	287	320	5.9	8	278	307
Series 16 (C$400)	5.3	8	287	310	5.3	9	278	297
Series 17 (C$500)	5.3	28	359	368	5.3	29	348	361
Series 18 (C$300)	5.0	9	216	226	5.0	10	209	216
Series 19 (C$450)	4.5	10	323	327	—	—	—	—
	4.5	12	3,142	3,142	4.4	12	3,008	2,991
Hybrid Notes:
Fixed to fixed subordinated (C$200)	5.5	29	144	145	5.5	30	139	139
Fixed to fixed subordinated (C$250)	5.4	30	180	182	—	—	—	—
	5.4	30	324	327	5.5	30	139	139
Total corporate borrowings			4,093	$4,096			3,818	$3,801
Add: Unamortized premiums(2)			1				2
Less: Unamortized financing fees(2)			(24)				(18)
Less: Current portion			(627)				(709)
			$3,443				$3,093
(1)Includes $7 million (2024: $7 million) outstanding to an associate of Brookfield. Refer to Note 20 - Related party transactions for more details.
(2)Unamortized premiums and financing fees are amortized over the terms of the borrowing.
Credit facilities and commercial paper
Brookfield Renewable had $627 million of commercial paper outstanding as at September 30, 2025 (2024: $431 million).
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 19 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

The following table summarizes the available portion of corporate credit facilities:

(MILLIONS)	September 30, 2025	December 31, 2024
Authorized corporate credit facilities and related party credit facilities(1)	$2,450	$2,450
Draws on corporate credit facilities(1)	—	(240)
Authorized letter of credit facility	500	500
Issued letters of credit	(348)	(335)
Available portion of corporate credit facilities	$2,602	$2,375
(1)Amounts are guaranteed by Brookfield Renewable.

Medium-term notes and Hybrid notes
Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Canadian Finco”) (Note 21 – Subsidiary public issuers). Canadian Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Canadian Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
During the first quarter of 2025, Brookfield Renewable issued C$450 million of Series 19 medium-term notes. The medium-term notes have a fixed interest rate of 4.54% and a maturity date of October 12, 2035. The Series 19 medium-term notes are corporate-level green bonds.
During the second quarter of 2025, Brookfield Renewable repaid C$400 million ($291 million) of Series 9 medium-term notes prior to maturity.
During the second quarter of 2025, Brookfield Renewable issued C$250 million of fixed-to-fixed reset rate subordinated hybrid notes. The hybrid notes have an interest rate of 5.37% and reset every five years starting on September 10, 2030 with a maturity date of September 10, 2055. The hybrid notes are corporate-level green bonds.
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the Secured Overnight Financing Rate (“SOFR”), the Sterling Overnight Index Average (“SONIA”), the Euro Interbank Offered Rate (“EURIBOR”) and the Canadian Overnight Repo Rate Average (“CORRA”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazilian consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (“IPC”), Colombia inflation rate, plus a margin. Non-Recourse borrowings in India consist of both fixed and floating interest indexed to Prime lending rate of lender (“MCLR”). Non-recourse borrowings in China consist of floating interest rates of People's Bank of China (“PBOC”). Non-recourse borrowings in South Korea consist of both fixed and floating interest rates indexed to the certificate deposit rate published by the Korea Financial Investment Association (“KOFIA”). Non-recourse borrowings in Australia consist of both fixed and floating interest rates indexed to the Bank Bill Swap Bid Rate (“BBSY”).

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

The composition of non-recourse borrowings is presented in the following table:

	September 30, 2025				December 31, 2024
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)(2)(3)
Hydroelectric	6.9	8	$10,593	$10,640	7.0	8	$9,484	$9,363
Wind	5.0	9	8,250	8,166	5.9	9	10,228	10,224
Utility-scale solar	5.8	10	10,041	10,022	6.3	11	7,275	7,250
Distributed energy & storage	5.7	3	3,079	3,115	5.8	4	3,722	3,630
Sustainable solutions	7.7	3	264	264	6.5	1	195	195
Total	6.0	8	$32,227	$32,207	6.3	9	$30,904	$30,662
Less: Unamortized premiums and discounts(4)			(190)				(145)
Less: Unamortized financing fees(4)			(182)				(171)
Less: Current portion			(6,121)				(5,005)
			$25,734				$25,583
(1)Includes $1,479 million (2024: $1,494 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Includes $67 million (2024: $65 million) outstanding to an associate of Brookfield. Refer to Note 20 - Related party transactions.
(3)During the second quarter of 2025, subsidiaries of Brookfield Renewable, alongside related parties, became party to a non-recourse credit facility with third party lenders. Brookfield Renewable agreed that its subsidiaries would support their portion of any draws or repayments under the credit facility.
(4)Unamortized premiums, discounts and financing fees are amortized over the terms of the borrowing.
Supplemental Information
The following table outlines changes in Brookfield Renewable’s borrowings as at September 30, 2025:

(MILLIONS)	Corporate borrowings	Non-recourse borrowings

As at December 31, 2024	$3,802	$30,588
Net cash flows from financing activities(1)	157	3,602
Non-cash
Acquisition	—	652
Disposal	—	(811)
Transfer to liabilities held for sale	—	(2,810)
Change in basis of accounting(2)	—	(1,049)
Foreign exchange	111	1,387
Other(3)(4)	—	296
As at September 30, 2025	$4,070	$31,855
(1)Excludes $358 million of net cash flow from financing activities related to tax equity recorded on the consolidated statements of cash flows.
(2)Includes the derecognition of renewable operating and development platform in India. Refer to Note 3 - Disposal of assets for more details.
(3)Includes $277 million of non recourse-borrowings acquired through asset acquisitions.
(4)Includes amortization of unamortized premiums, discounts and financing fees.

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

10. NON-CONTROLLING INTERESTS
Brookfield Renewable`s non-controlling interests are comprised of the following:

(MILLIONS)	September 30, 2025	December 31, 2024
Participating non-controlling interests – in operating subsidiaries	$23,616	$26,168
General partnership interest in a holding subsidiary held by Brookfield	44	50
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,145	2,457
BEPC exchangeable shares and class A.2 exchangeable shares	1,981	2,269
Preferred equity	555	537
Perpetual subordinated notes	737	737
	$29,078	$32,218

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Interests held by third parties	As at December 31, 2024	Net income (loss)	Other comprehensive income (loss)	Capital contributions	Return of capital	Disposals	Distributions	Acquisitions	Other	As at September 30, 2025
Brookfield Americas Infrastructure Fund	78%	$44	$(1)	$(7)	$2	$—	$—	$—	$—	$(2)	$36
Brookfield Infrastructure Fund II	43% - 60%	2,011	7	(199)	—	(2)	—	(31)	—	—	1,786
Brookfield Infrastructure Fund III	23% - 71%	3,456	3	73	7	(155)	—	(236)	—	(13)	3,135
Brookfield Infrastructure Fund IV	75%	2,106	(29)	159	202	(209)	(162)	(63)	—	3	2,007
Brookfield Infrastructure Fund V	72%	1,955	(7)	17	(1)	1	—	(61)	—	3	1,907
Brookfield Global Transition Fund I	77% - 80%	5,312	189	74	527	(188)	—	(83)	—	(81)	5,750
Brookfield Global Transition Fund II	72% - 80%	329	52	(36)	599	—	—	(27)	—	106	1,023
Neoen institutional partners	24% - 38%	601	151	1	629	—	—	(66)	(194)	(15)	1,107
Canadian Hydroelectric Portfolio	50%	1,219	22	69	1	—	—	(47)	—	—	1,264
The Catalyst Group	25%	125	15	8	—	—	—	(7)	—	—	141
Isagen institutional partners	53%	3,447	58	466	—	—	—	(274)	—	—	3,697
Isagen public non-controlling interests	0.3%	22	—	3	—	—	—	—	—	—	25
Other	2% - 71%	5,541	(75)	(42)	188	(2)	(840)	(63)	(2,972)	3	1,738
Total		$26,168	$385	$586	$2,154	$(555)	$(1,002)	$(958)	$(3,166)	$4	$23,616
As at December 31, 2024, the 47% of Neoen’s ownership interest that was not held by Brookfield Renewable and its institutional partners was recorded as non-controlling interest at its implied fair value equivalent to the amount paid for the initial 53% controlling stake in accordance with IFRS 10, Consolidated Financial Statements. The MTO conducted during the first quarter triggered the reclassification of the NCI and as of March 31, 2025, the 2% ownership interest that was not held by Brookfield Renewable and its institutional partners was recorded at a value of $194 million within Provisions in the consolidated statements of financial position. During the second quarter of 2025, Brookfield Renewable, together with its institutional partners, completed a squeeze-out procedure to acquire the Neoen shares not tendered in the offer. Refer to Note 2 - Acquisitions for more details.

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

General partnership interest in a holding subsidiary held by Brookfield, Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield, Class A exchangeable shares of Brookfield Renewable Corporation held by public shareholders and Brookfield Holders and Class A.2 exchangeable shares of Brookfield Renewable Holdings Corporation held by Brookfield Holders.
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. As at September 30, 2025, to the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $36 million and $108 million were declared during the three and nine months ended September 30, 2025 (2024: $31 million and $96 million, respectively).
Consolidated equity includes Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and the GP interest. The Redeemable/Exchangeable partnership units and the GP interest are held 100% by Brookfield, the BEPC exchangeable shares and class A.2 exchangeable shares are held 25% by Brookfield Holders, with the remainder held by public shareholders. The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares provide the holder, at its discretion, with the right to redeem these units or shares, respectively, for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP units of Brookfield Renewable, or in the case of class A.2 exchangeable shares, BEPC exchangeable shares or LP units, at the election of Brookfield, rather than cash, on a one-for-one basis, the Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. Refer to Note 20 - Related party transactions for more details.
The Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and the GP interest are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Renewable. During the three and nine months ended September 30, 2025, exchangeable shareholders of BEPC exchanged 497 and 36,058 BEPC exchangeable shares, respectively (2024: 193 and 10,335 BEPC exchangeable shares, respectively) for an equivalent number of LP units amounting to less than $1 million (2024: less than $1 million). No Redeemable/Exchangeable partnership units or class A.2 exchangeable shares have been redeemed.
The Redeemable/Exchangeable partnership units issued by BRELP, the BEPC exchangeable shares issued by BEPC and the class A.2 exchangeable shares issued by BRHC have the same economic attributes in all respects to the LP units issued by Brookfield Renewable, except for the redemption rights described above. The Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and the GP interest, excluding incentive distributions, participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units of Brookfield Renewable.
As at September 30, 2025, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares on a combined basis and units of GP interest outstanding were 194,487,939 units (December 31, 2024: 194,487,939 units), 179,604,793 shares (December 31, 2024: 179,640,851 shares), and 3,977,260 units (December 31, 2024: 3,977,260 units), respectively.
In December 2024, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 14,255,578 LP units and 8,982,042 BEPC exchangeable shares, representing 5% of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 17, 2025, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no BEPC exchangeable shares repurchased during the three and nine months ended September 30, 2025 and 2024.

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

Distributions
The composition of the distributions for the three and nine months ended September 30 is presented in the following table:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2025	2024	2025	2024
General partnership interest in a holding subsidiary held by Brookfield	$1	$2	$5	$4
Incentive distribution	36	31	108	96
	37	33	113	100
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	73	69	220	208
BEPC exchangeable shares and class A.2 exchangeable shares held by
Brookfield Holders	17	16	51	48
External shareholders	50	48	151	145
Total BEPC exchangeable shares and class A.2 exchangeable shares	67	64	202	193
	$177	$166	$535	$501
Preferred equity
Brookfield Renewable's preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity") as follows:

(MILLIONS EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the nine months ended September 30		Carrying value as at

				2025	2024	September 30, 2025	December 31, 2024
Series 1 (C$209)	8.37	5.20	April 2025	$6	$3	$150	$119
Series 2 (C$40)(1)	1.59	5.28	April 2025	2	3	28	54
Series 3 (C$249)	9.96	6.52	July 2024	7	7	178	172
Series 5 (C$103)	4.11	5.00	April 2018	3	3	74	71
Series 6 (C$175)	7.00	5.00	July 2018	4	4	125	121
	31.03			$22	$20	$555	$537
(1)Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
Distributions paid during the three and nine months ended September 30, 2025, totaled $6 million and $20 million, respectively (2024: $7 million and $20 million).
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at September 30, 2025, none of the issued Class A Preference Shares have been redeemed by BRP Equity.
During the year, Brookfield Renewable declared the fixed quarterly distributions on the Class A Preference Shares, Series 1 of BRP Equity during the five years commencing May 1, 2025 will be paid at an annual rate of 5.203%.
During the year, Brookfield Renewable declared the floating quarterly distributions on the Class A Preference Shares, Series 2 of BRP Equity during the three months commencing May 1, 2025 will be paid at an annualized rate of 5.27%.
During the year, 1,619 Class A Preference Shares, Series 1 of BRP Equity were converted, on a one-for-one basis, into Class A Preference Shares, Series 2 of BRP Equity.
During the year, 1,524,396 Class A Preference Shares, Series 2 of BRP Equity were converted, on a one-for-one basis, into Class A Preference Shares, Series 1 of BRP Equity.
In December 2024, the Toronto Stock Exchange accepted notice of BRP Equity’s intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to December 17, 2025, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. There were no repurchases of Class A Preference Shares during the three and nine ended September 30, 2025 and 2024.

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

Perpetual subordinated notes
Brookfield Renewable's perpetual subordinated notes consists:

(MILLIONS EXCEPT AS NOTED)	Notes outstanding	Interest rate (%)	Earliest permitted redemption date	Interest expense for the nine months ended September 30		Carrying value as at

Issuance date				2025	2024	September 30, 2025	December 31, 2024
April, 2021	14.00	4.63	April, 2026	$12	$12	$340	$340
December, 2021	10.40	4.88	December, 2026	10	10	252	252
March, 2024	6.00	7.25	March, 2029	8	5	145	145
	30.40			$30	$27	$737	$737
Distributions paid during the three and nine months ended September 30, 2025, totaled $10 million and $30 million, respectively (2024: $10 million and $27 million, respectively).
11. PREFERRED LIMITED PARTNERS' EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the nine months ended September 30		Carrying value as at
				2025	2024	September 30, 2025	December 31, 2024
Series 7 (C$175)	7.00	5.50	January 2026	5	5	128	128
Series 13 (C$250)	10.00	6.05	April 2028	7	9	196	196
Series 15 (C$175)	—	—	April 2024	—	2	—	—
Series 17 ($200)	8.00	5.25	March 2025	8	8	195	195
Series 18 (C$150)	6.00	5.50	April 2027	6	5	115	115
	31.00			$26	$29	$634	$634
Distributions paid during the three and nine months ended September 30, 2025, totaled $7 million and $24 million, respectively (2024: $9 million and $29 million, respectively).
Class A Preferred LP Units - Normal Course Issuer Bid
In December 2024, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 17, 2025, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. No units were repurchased during the three and nine months ended September 30, 2025 and 2024.
12. LIMITED PARTNERS' EQUITY
Limited partners’ equity
As at September 30, 2025, 283,904,210 LP units were outstanding (December 31, 2024: 285,180,371 LP units) including 74,339,049 LP units (December 31, 2024: 74,339,049 LP units) held by Brookfield Holders. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.
During the three and nine months ended September 30, 2025, 71,536 and 210,756 LP units, respectively (2024: 58,696 and 216,208 LP units, respectively) were issued under the distribution reinvestment plan at a total value of $2 million and $5 million, respectively (2024: $2 million and $6 million, respectively).
During the three and nine months ended September 30, 2025, exchangeable shareholders of BEPC exchanged 497 and 36,058 BEPC exchangeable shares, respectively (2024: 193 and 10,335 BEPC exchangeable shares, respectively) for an equivalent number of LP units amounting to less than $1 million (2024: less than $1 million).

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

As at September 30, 2025, Brookfield Holders held a direct and indirect interest of approximately 48% of Brookfield Renewable on a fully-exchanged basis. Brookfield Holders held a direct and indirect interest of 313,640,823 LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares, on a combined basis, and the remaining is held by public investors.
On an unexchanged basis, Brookfield Holders hold a 26% direct limited partnership interest in Brookfield Renewable, a 41% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units, a direct 1% GP interest in BRELP and a 25% direct and indirect interest in the BEPC exchangeable shares and class A.2 exchangeable shares of BEPC as at September 30, 2025.
In December 2024, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 14,255,578 LP units and 8,982,042 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 17, 2025, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the three and nine months ended September 30, 2025, there were nil and 1,522,975 LP units, respectively (2024: nil and 2,279,654 LP units, respectively) repurchased and cancelled at a total cost of nil and $34 million, respectively (2024: nil and $52 million, respectively). There were no BEPC exchangeable shares repurchased during the during the three and nine months ended September 30, 2025 and 2024.

Distributions
The composition of distributions for the three and nine months ended September 30 are presented in the following table:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2025	2024	2025	2024
Brookfield Holders	$28	$27	$84	$80
External LP unitholders	78	74	236	225
	$106	$101	$320	$305
In January 2025, distributions to unitholders were increased to $1.492 per LP unit on an annualized basis, an increase of $0.07 per LP unit, which took effect on the distribution paid in March 2025.
Distributions paid during the three and nine months ended September 30, 2025 totaled $109 million and $316 million, respectively (2024: $100 million and $299 million, respectively).
13. GOODWILL
The following table provides a reconciliation of goodwill for the nine months ended September 30, 2025:

(MILLIONS)	Total
Balance, as at December 31, 2024	$5,434
Acquisitions through business combinations	73
Transfer to assets held for sale	(115)
Change in basis of accounting(1)	(206)
Foreign exchange and other	681
Balance, as at September 30, 2025	$5,867
(1)Includes the derecognition of renewable operating and development platform in India. Refer to Note 3 - Disposal of assets for more details.

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

14. EQUITY-ACCOUNTED INVESTMENTS
The following table outlines the changes in Brookfield Renewable’s equity-accounted investments for the nine months ended September 30, 2025:

(MILLIONS)	Total
Balance, as at December 31, 2024	$2,740
Acquisitions through business combinations	929
Investments	213
Disposals	(125)
Share of net loss	(83)
Share of other comprehensive income	32
Dividends received	(100)
Change in basis of accounting(1)(2)	691
Transfer to assets held for sale	(67)
Foreign exchange translation and other	34
Balance as at September 30, 2025	$4,264
(1)Includes the recognition of an 845 MW wind portfolio in the U.S. Refer to Note 3 - Disposal of assets for more details.
(2)Includes the recognition of a renewable operating and development platform in India. Refer to Note 3 - Disposal of assets for more details.
On August 6, 2025, Isagen S.A. E.S.P. invested COP544 billion ($135 million) (COP125 billion ($30 million) net to Brookfield Renewable) into a utility-scale solar asset through a strategic partnership formed with a renewable energy operator and developer in South America. Brookfield Renewable, together with its institutional partners holds an interest of approximately 50% in the project (11% net to Brookfield Renewable).
The following table presents the ownership interests and carrying values of Brookfield Renewable’s investments in associates and joint ventures, all of which are accounted for using the equity method:

	Ownership Interest		Carrying Value
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Hydroelectric	22%-50%	22%-50%	$358	$349
Wind	25%-50%	25%-50%	894	476
Utility-scale solar	25%-65%	25%-65%	1,421	320
Distributed energy & storage	42%-67%	50%-67%	613	680
Sustainable solutions	4%-67%	4%-67%	978	915
			$4,264	$2,740
15. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents are as follows:

(MILLIONS)	September 30, 2025	December 31, 2024
Cash	$1,480	$2,682
Short-term deposits	351	146
Cash subject to restriction	104	307
	$1,935	$3,135

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

16. RESTRICTED CASH
Brookfield Renewable’s restricted cash is as follows:

(MILLIONS)	September 30, 2025	December 31, 2024
Operations	$171	$284
Credit obligations	133	157
Capital expenditures and development projects	9	22
Total	313	463
Less: non-current	(157)	(177)
Current	$156	$286
17. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable's trade receivables and other current assets are as follows:

(MILLIONS)	September 30, 2025	December 31, 2024
Trade receivables	$911	$808
Prepaids and other	269	174
Sales taxes receivables	213	193
Inventory	120	154
Tax receivables	139	91
Short-term deposits and advances	207	200
Collateral deposits(1)	102	197
Current portion of contract asset	72	65
Other short-term receivables	313	242
	$2,346	$2,124
(1)Collateral deposits are related to energy derivative contracts that Brookfield Renewable enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of Brookfield Renewable's risk management strategy.
Brookfield Renewable primarily receives monthly payments for invoiced power purchase agreement revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.
18. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable's accounts payable and accrued liabilities are as follows:

(MILLIONS)	September 30, 2025	December 31, 2024
Accounts payable	$934	$787
Operating accrued liabilities	504	733
Interest payable on borrowings	333	264
Income tax payable	78	28
LP Unitholders distributions, preferred limited partnership unit distributions, preferred dividends payable, perpetual subordinate notes distributions and exchange shares dividends(1)	62	60
Current portion of contract liability	60	47
Current portion of lease liabilities	50	49
Other	166	136
	$2,187	$2,104
(1)Includes amounts payable only to external LP unitholders and BEPC exchangeable shareholders. Amounts payable to Brookfield Holders are included in due to related parties.

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

19. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
In the normal course of business, Brookfield Renewable will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at September 30, 2025, Brookfield Renewable had $4,685 million (2024: $2,923 million) of capital expenditure commitments outstanding of which $1,863 million is payable in 2025, $2,170 million is payable in 2026, $638 million is payable in 2027 to 2029, and $14 million thereafter.
The following table lists the assets and portfolio of assets that Brookfield Renewable, together with institutional partners have agreed to acquire which are subject to customary closing conditions as at September 30, 2025:

Region	Technology	Capacity	Consideration	Brookfield Renewable Economic Interest	Expected Close
South Korea	Utility-scale solar	244 MW development	KRW70 billion ($50 million)	25%	Q1 2032
South Korea	Utility-scale solar	39 MW operating	KRW32 billion ($23 million)	25%	Q3 2025
China	Wind	50 MW development	CNY58 million ($8 million)	20%	Q3 2025
China	Wind	201 MW development	CNY533 million ($74 million)	20%	Q3 2025
Brazil	Distributed energy & storage	812 MW development 30 MW operating	R$118 million ($22 million)	20%	2025 - 2026
Colombia	Various	3.1 GW operating	up to $1 billion	15%	Q4 2025
Spain	Distributed energy & storage	206 MW operating	€116 million ($136 million)	20%	Q1 2026
An integral part of Brookfield Renewable’s strategy is to participate with institutional partners in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield Renewable’s profile. In the normal course of business, Brookfield Renewable has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Contingencies
Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.
Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 9 – Borrowings.

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

Brookfield Renewable, along with institutional partners, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II and The Catalytic Transition Fund. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by Brookfield Renewable along with institutional partners and its subsidiaries were as at the following dates:

(MILLIONS)	September 30, 2025	December 31, 2024
Brookfield Renewable along with institutional partners	$183	$74
Brookfield Renewable's subsidiaries	3,570	2,718
	$3,753	$2,792
Guarantees
In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third-parties and Brookfield Corporation, of transactions such as business dispositions, capital project purchases, business acquisitions, power marketing activities such as purchase and sale agreements, swap agreements, credit facilities of certain Brookfield private funds and that are also secured by committed capital of our third-party institutional partners, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.
20. RELATED PARTY TRANSACTIONS
Brookfield Renewable’s related party transactions are recorded at the exchange amount and are primarily with Brookfield and its related parties.
Brookfield Corporation has provided a $400 million committed unsecured revolving credit facility maturing in December 2029 and the draws bear interest at Secured Overnight Financing Rate plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation.
Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable, which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at September 30, 2025 (December 31, 2024: nil). The interest expense on the Brookfield Corporation revolving credit facility and deposit for the three and nine months ended September 30, 2025 totaled nil (2024: nil).
Brookfield Renewable participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Infrastructure Income Fund, Brookfield Infrastructure Debt Fund, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II, and The Catalytic Transition Fund (“Private Funds”). Brookfield Renewable, together with our institutional partners, has access to financing under Brookfield sponsored credit facilities.

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

From time to time, Brookfield Wealth Solutions and its related entities may commercially agree to provide financings to Brookfield Renewable or participate in capital raises undertaken by Brookfield Renewable on an arm’s length basis alongside unaffiliated third parties. During the three and nine months ended September 30, 2025, Brookfield Renewable, together with its institutional partners agreed to $100 million and $200 million respectively, of tax equity financings through a preferred equity structure with Brookfield Wealth Solutions. As at September 30, 2025, Brookfield Renewable, together with its institutional partners had the following balances owing to Brookfield Wealth Solutions: $67 million of non-recourse borrowings (December 31, 2024: $65 million); $7 million of corporate borrowings (December 31, 2024: $7 million); tax equity financings classified as financial instrument liabilities of $20 million (December 31, 2024: $1 million); preferred limited partners equity of $11 million (December 31, 2024: $10 million); and $347 million of borrowings classified as due to related party (December 31, 2024: $348 million). During the third quarter of 2025, $32 million of financial liabilities were transferred to liabilities directly associated with assets held for sale.
Brookfield Renewable from time to time may enter into agreements with Brookfield and its subsidiaries to transfer income tax credits generated by renewable energy projects. During the three and nine months ended September 30, 2025, Brookfield Renewable transferred nil and $19 million, respectively (2024: nil and nil, respectively) of income tax credits to Brookfield and its subsidiaries.
During the first quarter of 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 52 MW utility-scale solar asset in Jamaica owned by Neoen to an associate of Brookfield Renewable for proceeds of approximately $19 million (approximately $2 million net to Brookfield Renewable). The asset was subject to a pre-existing sale and purchase agreement negotiated at arm's length that was entered into prior to Brookfield Renewable acquiring Neoen and therefore no gain or loss was recorded as a result of the transaction.
During the third quarter of 2025, Brookfield Renewable agreed to acquire up to an incremental 15% ownership in Isagen S.A. E.S.P. for $1 billion from institutional partners within a private fund managed by BAM, at a value equivalent to the purchase price agreed with an unaffiliated third party purchase price. Subsequent to the quarter, Brookfield Renewable completed the acquisition of the incremental 15% ownership in Isagen S.A. E.S.P. for $1 billion. Brookfield Renewable will continue to consolidate this business. In connection with closing of the transaction, Brookfield Renewable commercially agreed to $400 million in financings from Brookfield Wealth Solutions.
During the third quarter of 2025, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 50% interest in a 403 MW portfolio of operating hydroelectric assets in the U.S. for expected proceeds of approximately $490 million ($237 million net to Brookfield Renewable), of which 25% was sold to a private fund managed by BAM, at a value equivalent to what was agreed to with the unaffiliated third party that acquired the other 25% interest in the portfolio. Brookfield Renewable will maintain control of the portfolio subsequent to the partial sale. The closing of this transaction is subject to customary closing conditions. After agreeing to this sale, Brookfield Renewable, together with its institutional partners, exercised their option to sell a 100% interest in a subset of these hydroelectric assets included in this portfolio to an unaffiliated third party at a higher valuation. Refer to Note 4 - Assets held for sale for further details.
During the third quarter of 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 6% minority interest in a renewable operating and development platform in India for proceeds of $45 million ($9 million net to Brookfield Renewable) to an associate of a proposed initial public offering’s (“IPO”) founder group to facilitate the IPO of equity shares by the platform. The disposal was treated as an equity transaction under IFRS 10, Consolidated Financial Statements and therefore no gain or loss was recorded as a result of the transaction. Brookfield Renewable, together with its institutional partners, provided financing to the associate for approximately $70 million ($14 million net to Brookfield Renewable) to facilitate the sale. The remainder of the proceeds were used to acquire additional shares from unaffiliated third parties, at an equivalent value, as part of the IPO process. Refer to Note 3 -Disposal of assets for further details.
During the third quarter of 2025, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 100% interest in a 1.5 GW portfolio of operating distributed generation assets. 47% was sold to a third party and the remaining 53% was sold to a private fund managed by BAM, at a value equivalent to what was agreed to with the unaffiliated third party. Brookfield Renewable, together with its institutional partners, agreed to the sale of a 47% in a 2.3 GW distributed generation development platform in the U.S. for combined expected base proceeds of approximately $925 million ($395 million net to Brookfield Renewable). The closing of this transaction is subject to customary closing conditions.

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

The following table reflects the related party agreements and transactions for the three and nine months ended September 30 in the consolidated statements of income (loss):

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2025	2024	2025	2024
Revenues
Power purchase and revenue agreements	$(15)	$4	$9	$12
Development services	9	—	23	—
	$(6)	$4	$32	$12
Other income
Distribution income	$15	$—	$44	$3
Interest and other investment income	14	—	19	—
	$29	$—	$63	$3

Direct operating costs
Other related party services	$(12)	$(4)	$(19)	$(9)

Interest expense
Borrowings	$(48)	$(22)	$(160)	$(49)
Contract balance accretion	(5)	(4)	(24)	(21)
	$(53)	$(26)	$(184)	$(70)
Other
Other related party services expense	$(5)	$(3)	$(7)	$(1)
Financial instrument gain	2	1	8	3
	$(3)	$(2)	$1	$2

Management service costs	$(57)	$(59)	$(162)	$(157)

Current income tax
Investment tax credits	$—	$—	$19	$—

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position:

(MILLIONS)	Related party	September 30, 2025	December 31, 2024
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$72	$65
Due from related parties
Amounts due from	Brookfield(1)	$386	$573
	Equity-accounted investments and other(2)	663	300
		$1,049	$873
Assets held for sale	Equity-accounted investments and other	$14	$125

Financial instrument assets	Brookfield	$—	$38
Non-current assets
Financial instrument assets	Equity-accounted investments and other	71	—
Other long-term assets
Contract asset	Brookfield	$220	$250
Due from related parties	Equity-accounted investments and other	12	8
Current liabilities
Contract liability	Brookfield	$60	$47
Financial instrument liabilities	Brookfield	3	—

Due to related parties
Amounts due to	Brookfield(3)	$4,896	$4,005
	Equity-accounted investments and other	1,770	684
	Brookfield Wealth Solutions	123	123
Accrued distributions payable on LP units, BEPC exchangeable shares, class A.2 exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	45	43
		$6,834	$4,855
Liabilities held for sale	Equity-accounted investments and other	$32	$31
Non-current liabilities
Financial instrument liabilities	Brookfield	$9	$13
	Brookfield Wealth Solutions	20	1
Due to related parties
Amounts due to	Brookfield(3)	$779	$309
	Brookfield Wealth Solutions	224	225
	Equity-accounted investments and other	50	58
		$1,053	$592
Corporate borrowings	Brookfield Wealth Solutions	$7	$7

Non-recourse borrowings	Brookfield Wealth Solutions	$67	$65

Other long-term liabilities
Contract liability	Brookfield	$678	$686
Equity
Preferred limited partners equity	Brookfield Wealth Solutions	$11	$10
(1)Includes receivables of $268 million (2024: $376 million) associated with the Brookfield Global Transition Fund credit facility.
(2)Includes $507 million assumed on acquisition of a fully integrated developer and operator of renewable power assets in the United States. Refer to Note 2 - Acquisitions for more details. As at September 30, 2025, $443 million (2024: nil) was outstanding.
(3)Includes payables of $289 million (2024: $32 million), $1,343 million (2024: $87 million), and $2,693 million (2024: $3,493 million) associated with the Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund I, and Brookfield Global Transition Fund II credit facilities, respectively.

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

21. SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Canadian Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Canadian Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at September 30, 2025
Current assets	$—	$381	$3,533	$1,389	$11,993	$(5,297)	$11,999
Long-term assets	3,843	234	1	39,657	86,193	(43,624)	86,304
Current liabilities	77	9	59	9,064	19,693	(8,289)	20,613
Long-term liabilities	—	—	3,446	48	41,352	—	44,846
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	23,616	—	23,616
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,145	—	—	2,145
BEPC exchangeable shares and class A.2 exchangeable shares	—	—	—	—	1,981	—	1,981
Preferred equity	—	555	—	—	—	—	555
Perpetual subordinated notes	—	—	—	737	—	—	737
Preferred limited partners' equity	634	—	—	639	—	(639)	634
As at December 31, 2024
Current assets	$41	$369	$3,193	$429	$8,836	$(4,033)	$8,835
Long-term assets	4,282	227	1	41,568	85,893	(45,997)	85,974
Current liabilities	80	8	322	7,257	13,619	(6,721)	14,565
Long-term liabilities	—	—	2,853	352	40,583	—	43,788
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	26,168	—	26,168
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,457	—	—	2,457
BEPC exchangeable shares and class A.2 exchangeable shares	—	—	—	—	2,269	—	2,269
Preferred equity	—	537	—	—	—	—	537
Perpetual subordinated notes	—	—	—	737	—	—	737
Preferred limited partners' equity	634	—	—	639	—	(639)	634
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc., collectively the "Subsidiary Credit Supporters".
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Canadian Finco and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Canadian Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
Three months ended September 30, 2025
Revenues	$—	$—	$—	$—	$1,596	$—	$1,596
Net (loss) income	(57)	—	—	(505)	287	317	42
Three months ended September 30, 2024
Revenues	$—	$—	$—	$—	$1,470	$—	$1,470
Net (loss) income	(83)	—	1	(603)	257	389	(39)
Nine months ended September 30, 2025
Revenues	$—	$—	$—	$—	$4,868	$—	$4,868
Net (loss) income	(204)	—	5	(1,729)	840	1,122	34
Nine months ended September 30, 2024
Revenues	$—	$—	$—	$—	$4,444	$—	$4,444
Net (loss) income	(209)	—	1	(1,489)	656	844	(197)
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments and BEP Subco Inc., collectively the “Subsidiary Credit Supporters”.
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Canadian Finco, and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 9 – Borrowings for additional details regarding the medium-term borrowings issued by Canadian Finco. See Note 10 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.
22. SUBSEQUENT EVENTS
Subsequent to the quarter, Brookfield Renewable completed the acquisition of an incremental 15% ownership in Isagen S.A. E.S.P. for $1 billion. Brookfield Renewable increased its ownership in the business to approximately 37.3% and will continue to consolidate this business.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to the sale of an 833 MWdc (613MWac) portfolio of operating solar assets in the United States for proceeds of approximately $412 million ($115 million net to Brookfield Renewable). The closing of this transaction is subject to customary closing conditions.

Brookfield Renewable Partners L.P.	Q3 2025 Interim Consolidated Financial Statements and Notes	September 30, 2025

GENERAL INFORMATION
Corporate Office
73 Front Street
5th Floor
Hamilton, HM12
Bermuda
Tel:  (441) 294-3304
https://bep.brookfield.com
Officers of Brookfield Renewable Partners L.P.'s Service Provider,
Brookfield Canada Renewable Manager LP
Connor Teskey
Chief Executive Officer
Patrick Taylor
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
8th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of the General Partner of
Brookfield Renewable Partners L.P.
Jeffrey Blidner
Dr. Sarah Deasley
Nancy Dorn
Lou Maroun
Stephen Westwell
Patricia Zuccotti

Exchange Listing
NYSE: BEP (LP units)
TSX:    BEP.UN (LP units)
NYSE: BEPC (exchangeable shares)
TSX: BEPC (exchangeable shares)
TSX:    BEP.PR.G (Preferred LP Units - Series 7)
TSX:    BEP.PR.M (Preferred LP Units - Series 13)
NYSE: BEP.PR.A (Preferred LP Units - Series 17)
TSX: BEP.PR.R (Preferred LP Units - Series 18)
TSX:    BRF.PR.A (Preferred shares - Series 1)
TSX:    BRF.PR.B (Preferred shares - Series 2)
TSX:    BRF.PR.C (Preferred shares - Series 3)
TSX:    BRF.PR.E (Preferred shares - Series 5)
TSX:    BRF.PR.F (Preferred shares - Series 6)
NYSE: BEPH (Perpetual subordinated notes)
NYSE: BEPI (Perpetual subordinated notes)
NYSE: BEPJ (Perpetual subordinated notes)
Investor Information
Visit Brookfield Renewable online at
https://bep.brookfield.com for more information. The 2024 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR+ at www.sedarplus.ca.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 649-8172 or
enquiries@brookfieldrenewable.com

Brookfield Renewable Partners L.P.

bep.brookfield.com

NYSE: BEP
TSX: BEP.UN